NEWS	Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125
(901) 252-5466

FOR IMMEDIATE RELEASE

THOMAS & BETTS CORPORATION ANNOUNCES RESULTS OF

ANNUAL MEETING OF SHAREHOLDERS

Board of Directors Amends Shareholder Rights Plan

MEMPHIS, Tenn., May 7, 2003 — Thomas & Betts Corporation (NYSE: TNB) announced that, at its Annual Meeting of Shareholders held today in Memphis, Tenn., a majority of shareholders voted in favor of re-electing the current board of directors; ratified the election of KPMG LLP as the company’s independent public accountants; and voted for a non-binding shareholder proposal seeking the cancellation of the company’s Shareholder Rights Plan.

      In a separate meeting following the Annual Meeting of Shareholders, the Thomas & Betts board of directors adopted three amendments to the Shareholder’s Rights Plan which: 1) added a “chewable” redemption feature which will allow a “qualifying offer” for cash and/or securities to be accepted by shareholders without interference by the Rights Plan; 2) eliminated the “dead-hand” provision so that any subsequent board of directors may redeem the Rights Plan to permit an acquisition of shares; and 3) limited the extension of the Rights Plan to three years following its scheduled expiration at the end of this year. The board disclosed its intention to adopt these amendments earlier this year.

      “The changes made today to the Shareholder Rights Plan preserve the features which are most beneficial to all of the company’s shareholders while addressing the concerns of some observers who believe that the Rights Plan might discourage bona fide, fairly constructed acquisition proposals,” said T. Kevin Dunnigan, chairman and chief executive officer. “The board of directors will further consider the shareholder proposal voted on today at a future meeting.”

      Thomas & Betts is a leading designer and manufacturer of connectors and components for electrical and communication markets. The company is also a leading producer of steel structures used primarily for utility transmission and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.3 billion in 2002 and employs approximately 10,000 people. Visit Thomas & Betts at www.tnb.com.

CONTACT: Tricia Bergeron

(901) 252-8266
email: tricia.bergeron@tnb.com

      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, economic, and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.